SCHEDULE 13G

Amendment No. 1
Applix Incorporated
common stock
Cusip # 038316105


Cusip # 038316105
Item 1:	Reporting Person - Fidelity International Limited
Item 4:	Bermuda
Item 5:	1,067,700
Item 6:	0
Item 7:	1,067,700
Item 8:	0
Item 9:	1,067,700
Item 11:	10.04%
Item 12:	    HC


Cusip # 038316105
Item 1:	Reporting Person - Edward C. Johnson 3d
Item 4:	United States of America
Item 5:	0
Item 6:	0
Item 7:	1,067,700
Item 8:	0
Item 9:	1,067,700
Item 11:	10.04%
Item 12:	IN


Cusip # 038316105
Item 1:	Reporting Person - Abigail P. Johnson
Item 4:	United States of America
Item 5:	0
Item 6:	0
Item 7:	1,067,700
Item 8:	0
Item 9:	1,067,700
Item 11:	10.04%
Item 12:	IN



SCHEDULE 13G - TO BE INCLUDED IN STATEMENTS
FILED PURSUANT TO RULE 13d-1(c)


Item 1(a).	Name of Issuer:

		Applix Incorporated

Item 1(b).	Name of Issuer's Principal Executive Offices:

		112 Turnpike Road
		Westboro, MA 01581

Item 2(a).	Name of Person Filing:

		Fidelity International Limited

Item 2(b).	Address or Principal Business Office or, if None,
Residence:

		Pembroke Hall, 42 Crowlane
		Hamilton, Bermuda

Item 2(c).	Citizenship:

		Not applicable

Item 2(d).	Title of Class of Securities:

		common stock

Item 2(e).	CUSIP Number:

		038316105

Item 3.	This statement is filed pursuant to Rule 13d-1(c).

		Not applicable

Item 4.	Ownership

	(a)	Amount Beneficially Owned:
	1,067,700

	(b)	Percent of Class:
	10.04%

	(c)	Number of shares as to which such person has:

	(i)	sole power to vote or to direct the vote:
	1,067,700

	(ii)	shared power to vote or to direct the vote:
	0

	(iii)	sole power to dispose or to direct the
disposition of:	1,067,700

	(iv)	shared power to dispose or to direct the
disposition of:	0

Item 5.	Ownership of Five Percent or Less of a Common Stock.

	Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another
Person.

	Various persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the common stock of Applix Incorporated. No one person's interest in the common stock of Applix Incorporated is more than five percent of the total outstanding common stock.

Item 7.	Identification and Classification of the Subsidiary Which
Acquired the Security Being Reported on By the Parent
Holding Company.

	See attached Exhibit(s) A.

Item 8.	Identification and Classification of Members of the
Group.

	Not Applicable. See attached Exhibit A.

Item 9.	Notice of Dissolution of Group.

	Not applicable.

Item 10.	Certification.

	By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13G in connection with Fidelity International Limited's beneficial ownership of the common stock of Applix Incorporated at August 31, 1999 is true, complete and correct.


	September 1, 1999
Date




Signature


	Frank V. Knox
	Vice President & Ethics
Officer-FMR Co.
	Compliance Officer - FMR
Corp.
	Duly authorized under
Powers of Attorney
dated August 30, 1999 by
Eric D. Roiter by and on
behalf of Fidelity
International Limited and
it direct and indirect
subsidiaries




SCHEDULE 13G - TO BE INCLUDED IN STATEMENTS
FILED PURSUANT TO RULE 13d-1(c)

	Pursuant to instructions in Item 7 of Schedule 13G, this Exhibit has been prepared to identify Fidelity International Limited, Pembroke Hall, 42 Crow Lane, Hamilton, Bermuda, a Bermudan joint stock company incorporated for an unlimited duration by private act of the Bermuda Legislature (FIL) and an investment adviser to various investment companies (the "International Funds") and certain institutional investors, as a beneficial owner of 1,067,700 shares or 10.04% of the common stock outstanding of Applix Incorporated. The International Funds and FIL's other clients, with the exception of Fidelity Management & Research Company and an affiliated company of Fidelity, are non-U.S. entities.

	A partnership controlled by Edward C. Johnson 3d and members of his family owns shares of FIL voting stock with the right to cast approximately 39.89% of the total votes which may be cast by all holders of FIL voting stock.

	FIL has sole dispositive power over 1,067,700 shares owned by the International Funds. FIL has sole power to vote or direct the voting of 1,067,700 shares and no power to vote or direct the voting of 0 shares of common stock held by the International
Funds as reported above.